UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number: 001-38638

NIO Inc.

(Registrant’s Name)

Building 20, 56 Antuo Road

Jiading District, Shanghai 201804

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NIO Launched Smart Electric Mid-Large SUV ES7

•	“Design for AD” rendered on an SUV for the first time;
•	PanoCinema, an immersive digital cabin featuring the 7.1.4 Dolby Atmos Immersive Surround Sound, 256-color ambient lighting and AR/VR;
•	Generous 5-seater layout with maximized space utilization. Standard with the Lounge Seat, and rear seats with the backrest power adjustable between 23° and 31°;
•	NIO's fastest SUV to date with 0-100km/h acceleration in 3.9s;
•	Equipped with Banyan Digital System;
•	Optional electric tow bar, legally certified to tow a camping trailer on public roads

On June 15, 2022, NIO held the Product Launch Event online. The ES7, a smart electric mid-large SUV, was unveiled. The ES7, equipped with NIO Digital System Banyan, is NIO’s first SUV on the second-generation technology platform, or NT2.0. NIO also launched the 2022 ES8, ES6 and EC6 during the event.

“NIO Digital System for Evolving Smart Technology” also made its debut. It includes smart hardware, computing platform, operating system, smart algorithms and smart applications. Named after a family of trees, NIO Digital System embodies continuous development into a cohesive eco-system with sustainability in mind. Banyan is the digital system on the NT2.0 platform. NIO Aquila Super Sensing and NIO ADAM Super Computing represent the smart hardware and the computing platform. NIO ES7 comes with the latest NIO Autonomous Driving (NAD). It will gradually achieve a safe and reassuring, point-to-point autonomous driving experience in scenarios such as highways, urban areas, parking and battery swapping.

NIO ES7’s exterior showcases NIO’s latest design language with concise lines and powerful proportions. NIO ES7 is also the first SUV adopting the concept of “Design for AD”. Its ascending beltline and sculptural side skirt outline an athletic profile. The sporty bumper, active grill shutters, front spoiler and the uplifting AirWing taillight further NIO’s performance DNA.

The ES7’s interior continues to be users’ second living room with sophistication and human touches. A wheelbase of 2,960mm gives the ES7 a generous space. The cockpit adopts the double layer S-shaped instrument panel with expansive use of karuun® sustainable rattan. The wrap-around cabin design from the front to rear makes the ES7 generous in both width and length, and reassuring for its occupants. The Lounge Seat comes standard on the ES7, together with heating, ventilation and massage functions. Heated rear seats are standard with backrests power adjustable between 23° to 31°.

NIO ES7 inherits the second-generation high-efficiency e-drive platform with the SiC power module. It reaches 0 to 100km/h acceleration within 3.9 seconds. Brembo 4-piston front calipers are standard. The 100 to 0km/h braking distance is within 33.9 meters. Air suspension is also standard across the range. The drag coefficient of ES7 can be as low as 0.263. With that, the ES7 has a CLTC range of 485 km with the 75 kWh Standard Range Battery, 620 km with the 100 kWh Long Range Battery, and over 930 km with the 150 kWh Ultralong Range Battery. The combination of Power Home, super charger and nationwide network of close to 1,000 Power Swap stations will relieve range anxiety for ES7 users.

This 5-seater SUV comes standard with PanoCinema, an immersive digital cockpit enabled by AR and VR technologies. NIO, together with NREAL, an innovative AR device company, customized an AR device that can project an effective 201-inch screen at six meters. Coupled with the 256-color waterfall ambient lighting and the 7.1.4 Dolby Atmos Immersive Surround Sound, PanoCinema will bring users an immersive visual and audio experience in the exclusive space of the ES7.

NIO ES7 is one of the first passenger vehicles in China certified to tow a caravan or a trailer on public roads. The optional electric tow bar has a maximum towing capacity of 2,000 kg. The ES7 can supply power to towed equipment. In addition, it also supports the Camping Mode and V2L discharging.

With a 75kWh battery, the price of ES7 starts from RMB 468,000 before subsidies. With a 100kWh battery, the price is RMB 526,000 before subsidies. For the ES7 Premier Edition, the price starts from RMB 548,000 before subsidies. With BaaS, the pre-subsidy price starts from RMB 398,000. The model has been available for pre-order on the NIO App. User delivery is expected to start on August 28, 2022.

Ultimate performance, ultimate comfort, and ultimate space for imagination. Far Beyond, NIO ES7 is set to go beyond expectations.

The 2022 ES8, ES6 and EC6 are equipped with the NIO Digital System Alder which is an all-around upgrade encompassing digital cockpit domain controller, sensor hardware with enhanced computing and sensing capabilities, and greater flexibility for future iterations. The three models each has over 100 comfort, safety and digital features as standard, and offers up to 200 color and material combinations to choose from.

NIO also launched the ES8 Landmark Edition, a 6-seater with an exclusive design package.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. NIO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in announcements, circulars or other publications made on the websites of each of The Stock Exchange of Hong Kong Limited (the “SEHK”) and the Singapore Exchange Securities Trading Limited (the “SGX-ST”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIO’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIO’s strategies; NIO’s future business development, financial condition and results of operations; NIO’s ability to develop and manufacture a car of sufficient quality and appeal to customers on schedule and on a large scale; its ability to ensure and expand manufacturing capacities including establishing and maintaining partnerships with third parties; its ability to provide convenient and comprehensive power solutions to its customers; the viability, growth potential and prospects of the newly introduced BaaS and ADaaS; its ability to improve the technologies or develop alternative technologies in meeting evolving market demand and industry development; NIO’s ability to satisfy the mandated safety standards relating to motor vehicles; its ability to secure supply of raw materials or other components used in its vehicles; its ability to secure sufficient reservations and sales of the ES8, ES6, EC6, ET7 and ET5; its ability to control costs associated with its operations; its ability to build the NIO brand; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIO’s filings with the U.S. Securities and Exchange Commission and the announcements and filings on the websites of each of the SEHK and SGX-ST. All information provided in this press release is as of the date of this press release, and NIO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIO Inc.

By	:	/s/ Wei Feng
Name	:	Wei Feng
Title	:	Chief Financial Officer

Date: June 15, 2022